ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-116206
Supplementing the Preliminary Prospectus Supplement
dated September 15, 2008
Final Term Sheet
dated as of September 18, 2008
4,500,000 Common Shares
par value $5.00 per share
(the “Offering”)
The information in this final term sheet relates only to the Offering and should be read together with (i) the preliminary prospectus supplement dated September 15, 2008 relating to the Offering, including the documents incorporated by reference therein and (ii) the related base prospectus dated August 30, 2004, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-116206.

Issuer:	Otter Tail Corporation

Ticker / Exchange:	OTTR / Nasdaq Global Select Market

Title of Securities:	Common Shares, par value $5.00 per share, of the Issuer

Shares Offered and Sold:	4,500,000 (or 5,175,000 if the underwriters exercise their overallotment option in full)

Public Offering Price:	$30.00 per share / $135,000,000 total

Underwriting Discounts and Commissions:	$1.0875 per share / $4,893,750 total

Proceeds, Before Expenses, to the Issuer:	$28.9125 per share / $130,106,250 total

Use of Proceeds:	We estimate that the net proceeds from the sale of the common shares, after deducting underwriting discounts and estimated offering expenses, will be approximately $129,706,250 (or approximately $149,222,188 if the underwriters’ overallotment option is exercised in full).

We intend to use the net proceeds from this offering to finance the construction of the Ashtabula Wind Center in Barnes County, North Dakota and the expansion of the wind tower manufacturing facilities of Varistar’s subsidiary DMI in Tulsa, Oklahoma, and West Fargo, North Dakota and, pending the full application for these purposes, the net proceeds from this offering will be used to fund working capital needs of our other businesses.

We have used short-term borrowings to fund costs incurred to date on the Ashtabula Wind Center and expansion of the wind tower manufacturing facilities. Accordingly, we intend to use approximately $97.5 million of the net proceeds from this offering to pay down all of the approximately $82.5 million of short-term borrowings under the Otter Tail Power Company line of credit and a portion, approximately $15.0 million, of short-term borrowings under the Varistar line of credit. Approximately $67.0 million of the borrowings under the Otter Tail Power Company line of credit were used to partially finance Otter Tail Power Company’s investments in wind energy projects, including approximately $43.0 million of the planned $121 million investment in the Ashtabula Wind Center, with the balance used for working capital for Otter Tail Power Company. Approximately $2.8 million of the borrowings under the Varistar line of credit were used to partially finance the $30 million expansion of the wind tower manufacturing facilities, with the balance used for working capital for various subsidiaries of Varistar.

Pending the application of the net proceeds for these purposes, we expect to either pay down additional amounts outstanding of short-term borrowings under our existing lines of credit or invest in short-term, highly rated investment grade securities. To complete the Ashtabula Wind Center and the expansion of the wind tower manufacturing facilities, we will borrow funds from amounts available under our lines of credit at such time as required for completion of those projects.

As of September 17, 2008, approximately $82.5 million was outstanding under the Otter Tail Power Company line of credit at an interest rate of approximately 3.0% and maturing on July 30, 2011, and approximately $158.0 million was outstanding under the Varistar line of credit at an interest rate of approximately 4.3% and maturing on October 2, 2010.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC are lenders under the Otter Tail Power Company line of credit and affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under the Varistar line of credit, and accordingly, will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under these facilities. Since more than 10% of the net proceeds from this offering will be paid to affiliates of each of J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC, which are underwriters of this offering as well as FINRA members, this offering will be conducted in accordance with NASD Conduct Rule 2710(h).

Commissions and Discounts:	The underwriters have advised the Issuer that they propose to offer the Common Shares to the public at the public offering price, and to dealers at the price less a concession, not in excess of $.6525 per share.

Sole Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Lead Managers:	Robert W. Baird & Co. Incorporated

J.P. Morgan Securities Inc.

Co-Managers:	Banc of America Securities LLC

Wells Fargo Securities, LLC

KeyBanc Capital Markets Inc.
Otter Tail Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Otter Tail Corporation has filed with the SEC for more complete information about Otter Tail Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Otter Tail Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-664-1259.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 15, 2008 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.